UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                         (Amendment No.  1  )*

                       Socket Communications, Inc.
       ------------------------------------------------------------
                           (Name of Issuer)

                Common Stock, par value $0.001 per share
       ------------------------------------------------------------
                     (Title of Class of Securities)

                      833672 10 8 / 833572 11 6
       ------------------------------------------------------------
                           (CUSIP Number)

               David Dunlap c/o Socket Communications
               37400 Central Court, Newark, CA  94560
       ------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized
                 to Receive Notices and Communications)

                          November 23, 1998
       ------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                              Charlie Bass
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 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                         (a) [ ]
     OF A GROUP (SEE INSTRUCTIONS)                                 (b) [ ]
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 (3) SEC USE ONLY

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 (4) SOURCE OF FUNDS (SEE INSTRUCTIONS)
                                                                        OO
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 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                [ ]
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 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
                                                             United States
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     NUMBER OF     (7) SOLE VOTING POWER
     SHARES                                                      1,218,262
     BENEFICIALLY ---------------------------------------------------------
     OWNED BY      (8) SHARED VOTING POWER
     EACH                                                                0
     REPORTING    ---------------------------------------------------------
     PERSON        (9) SOLE DISPOSITIVE POWER
     WITH                                                        1,218,262
                  ---------------------------------------------------------
                  (10) SHARED DISPOSITIVE POWER
                                                                         0
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(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 1,218,262
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(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                [ ]
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(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                       15%
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(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                                                        IN
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








Item 1.  Security and Issuer.

This Schedule 13D relates to Common Stock, par value $0.001 per share (the "Common Stock"), of Socket Communications, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 37400 Central Court, Newark, CA 94560.

Item 2.  Identity and Background.

Set forth below is the following information for Mr. Bass as follows:
(a) name; (b) address of principal offices (if entity) or residence or business address (if individual); (c) principal business (if entity) or principal occupation and name, business and address of employer (if individual); (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings during the past five years with respect to any state or federal securities laws and (f) state of organization or citizenship.

a)      Charlie Bass
b)      37400 Central Court, Newark, CA  94560
c)      Chairman of the Board of Issuer, 37400 Central Court,
        Newark, CA  94560
d)      No convictions in criminal proceedings
e)      No civil or administrative proceedings
f)      United States


Item 3.  Source and Amount of Funds or Other Consideration.

Mr. Bass has relied solely on the financial resources of the Bass
Trust of which Mr. Bass is Trustee to produce consideration for the Series D Shares and the Warrant, both as defined below under Item 5 (c).


Item 4.  Purpose of Transaction.

The Series D Shares and the Warrant were purchased by the Bass Trust for the purpose of investing in the Issuer. Mr. Bass has no present plans or proposals that would result in any extraordinary transaction involving Issuer of the nature described in Item 4(a)-(j).


Item 5.  Interest in Securities of the Issuer.

(a) As of the date of this Schedule 13D, Mr. Bass beneficially owns 1,218,262 shares of the Issuer's Common Stock, or approximately 15% of
the issued and outstanding shares of the Issuer's Common Stock.   The
1,218,262 shares include 368,874 shares subject to options or warrants.

(b) Mr. Bass has sole power to vote and dispose of all 1,218,262 shares of the Issuer's Common Stock beneficially owned by Mr. Bass.

(c) On November 23, 1998, the Bass Trust purchased 17,429 shares of Series D Convertible Stock at a price per share of $5.7375 (the "Series D Shares") and a warrant to purchase 58,097 shares of the Issuer's Common Stock at a price per share of $0.57375 (the "Warrant") for an aggregate purchase price of $100,000.00. The Series D Shares are entitled to dividends (payable in cash or shares of the Issuer's Common Stock) at a rate of 8% of the aggregate purchase price per annum and are convertible into a minimum of 174,290 shares of the Issuer's Common Stock at any time at the option of the Bass Trust. The Warrant is exercisable at any time before its expiration date of November 23, 2001. On December 31, 1998, the accumulated dividends on the preferred stock of the Issuer held by the Bass Trust payable in the form of Common Stock of the Issuer increased by an aggregate of 8,197 shares.


(d) No person other than Mr. Bass has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by Mr. Bass.

(e)     Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.


Item 7.  Material to be Filed as Exhibits.

None.

                             SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 26, 1999

                                                    /s/ Charlie Bass
                                                    ----------------------
                                                    Charlie Bass